UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3 ) *

Williams Controls, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

969465-60-8

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-98)	Page 1 of 9 pages

CUSIP No.		969465-60-8

1.	Names of Reporting Persons. Lane Five Partners LP
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially owned by Each Reporting Person With:		5.	Sole Voting Power	660,000

		6.	Shared Voting Power	0

		7.	Sole Dispositive Power	660,000

		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 660,000

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.07%

12.	Type of Reporting Person (See Instructions) PN

Page 2 of 9 pages

CUSIP No.		969465-60-8

1.	Names of Reporting Persons. Lane Five Capital Management LP
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially owned by Each Reporting Person With:		5.	Sole Voting Power	660,000

		6.	Shared Voting Power	0

		7.	Sole Dispositive Power	660,000

		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 660,000

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.07%

12.	Type of Reporting Person (See Instructions) PN

Page 3 of 9 pages

CUSIP No.		969465-60-8

1.	Names of Reporting Persons. Lane Five Capital Management, LLC
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially owned by Each Reporting Person With:		5.	Sole Voting Power	660,000

		6.	Shared Voting Power	0

		7.	Sole Dispositive Power	660,000

		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 660,000

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.07%

12.	Type of Reporting Person (See Instructions) OO

Page 4 of 9 pages

CUSIP No.		969465-60-8

1.	Names of Reporting Persons. Lane Five Partners GP LLC
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially owned by Each Reporting Person With:		5.	Sole Voting Power	660,000

		6.	Shared Voting Power	0

		7.	Sole Dispositive Power	660,000

		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 660,000

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.07%

12.	Type of Reporting Person (See Instructions) OO

Page 5 of 9 pages

CUSIP No.		969465-60-8

1.	Names of Reporting Persons. Lisa O’Dell Rapuano
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially owned by Each Reporting Person With:		5.	Sole Voting Power	660,000

		6.	Shared Voting Power	0

		7.	Sole Dispositive Power	660,000

		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 660,000

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.07%

12.	Type of Reporting Person (See Instructions) IN

Page 6 of 9 pages

Item 1.
(a)	The name of the issuer is Williams Controls, Inc. (the “Issuer”).
(b)	The principal executive office of the Issuer is located at 14100 SW 72nd Avenue, Portland, OR 97224.

Item 2.
(a)

This statement (this “Statement”) is being filed by (i) Lane Five Partners LP, a Delaware limited partnership (the “Fund”), (ii) Lane Five Partners GP LLC, a Delaware limited liability company (the “General Partner”), (iii) Lane Five Capital Management LP, a Delaware limited partnership (the “Investment Manager”), (iv) Lane Five Capital Management, LLC, a Maryland limited liability company (the “Investment Manager GP”), and (v) Lisa O’Dell Rapuano. The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The General Partner serves as the general partner of the Fund and the Investment Manager serves as the investment manager of the Fund. The Investment Manager GP serves as the general partner of the Investment Manager. Ms. Rapuano is the controlling member of the General Partner and the Investment Manager GP. The Fund, the General Partner, the Investment Manager, the Investment Manager GP and Ms. Rapuano are collectively referred to herein as the “Filers”. The Fund directly owns the shares reported in this Statement. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b)	The principal business office of the Filers is 1122 Kenilworth Drive, Suite 313, Towson, MD 21204.

(c)	For citizenship information see Item 4 of the cover sheet of each Filer.

(d)	This Statement relates to the common stock of the Issuer, par value $.01 per share (“Common Stock”).

(e)	The CUSIP Number of the Common Stock is 969465-60-8.

Item 3.		If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

See Items 5-9 and 11 on the cover page for each Filer, which information is given as of December 31, 2009. The percentage ownership of each Filer is based on 7,273,320 shares of Common Stock issued and outstanding on January 31, 2010, as reported by the Issuer in its Quarterly Report on Form 10-K for the period ended December 31, 2009.

Page 7 of 9 pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

(a)	Not applicable.

(b)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2010

/s/ Lisa O’Dell Rapuano

Lisa O’Dell Rapuano

Lane Five Partners GP LLC

By:	/s/ Lisa O’Dell Rapuano

Lisa O’Dell Rapuano, Managing Member

Lane Five Capital Management LP

By:	Lane Five Partners Capital Management, LLC, General Partner

By:	/s/ Lisa O’Dell Rapuano

Lisa O’Dell Rapuano, Managing Member

Lane Five Partners LP

By:	Lane Five Partners GP LLC, General Partner

By:	/s/ Lisa O’Dell Rapuano

Lisa O’Dell Rapuano, Managing Member

Lane Five Capital Management, LLC

By:	/s/ Lisa O’Dell Rapuano

Lisa O’Dell Rapuano, Managing Member

Page 9 of 9 pages

EXHIBIT INDEX

Exhibit No.	Document

1

Joint Filing Agreement, dated February 12, 2010, among Lisa O’Dell Rapuano, Lane Five Partners GP LLC, Lane Five Capital Management LP, Lane Five Partners LP and Lane Five Capital Management, LLC to file this joint statement on Schedule 13G